Exhibit 3.1

Text of Amended and Restated Sections 1 and 4 of Article I of Bylaws

(Revisions Shown by Underlining)

Section 1:

“Section 1.   Annual Meetings.  The annual meeting of the shareholders of the Corporation shall be held on a date fixed from time to time by the Board of Directors. An annual meeting may be held at any place in or out of the Commonwealth of Pennsylvania as may be determined by the Board of Directors and as shall be designated in the notice of the meeting and at the time specified by the Board of Directors. Notwithstanding the preceding sentence, if a meeting of the shareholders is held by means of the internet or other electronic communications technology in a fashion pursuant to which the shareholders have the opportunity to read or hear the proceedings substantially concurrently with their occurrence, vote on matters submitted to the shareholders, pose questions to the directors, make appropriate motions and comment on the business of the meeting, the meeting need not be held at a particular geographic location. Any business of the Corporation may be transacted at an annual meeting without being specifically designated in the notice unless otherwise provided by statute, the Corporation’s Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) or these By-Laws, as they may be amended from time to time.”

Section 4:

“Section 4. Quorum. Except as otherwise provided by statute or by the Corporation’s Articles of Incorporation, the presence at a meeting in person or by proxy of shareholders of the Corporation entitled to cast at least a majority of the votes entitled to be cast at such meeting shall constitute a quorum at a meeting of the shareholders. Except as otherwise provided by statute or by the Corporation’s Articles of Incorporation, all questions to be decided at any meeting shall be decided by majority vote of the shares so represented in person or by proxy at the annual meeting and entitled to vote. In the absence of a quorum, the shareholders present in person or by proxy at the meeting, by majority vote and without notice other than by announcement at the meeting, may adjourn the meeting from time to time as provided in Section 5 of this Article I until a quorum shall be present in person or by proxy. The shareholders present at any duly organized meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum present and voting at such meeting. The absence from a meeting of shareholders representing such number of shares making it impossible to meet any greater quorum requirement imposed by the laws of the Commonwealth of Pennsylvania or other applicable statute, the Corporation’s Articles of Incorporation or these By-Laws for action upon any given matter shall not prevent action at the meeting on any other matter or matters that may properly come before the meeting, so long as there are present, in person or by proxy, holders of the number of shares of stock of the Corporation required for action upon the other matter or matters. The presence or participation, including voting and taking other action, at a meeting of shareholders or the expression of consent or dissent to corporate action by a shareholder by conference telephone or other electronic means, including, without limitation, the internet, shall constitute the presence of, or vote or action by, the shareholder for purposes of these By-Laws.”